1050 – 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
August 11, 2026	www.integraresources.com
INTEGRA REPORTS SECOND QUARTER 2026 RESULTS; 30% INCREASE IN QUARTERLY GOLD PRODUCTION,
RECORD TOTAL TONNES MINED AND STRENGTHENED FINANCIAL POSITION
Vancouver, British Columbia – Integra Resources Corp. (“Integra” or the “Company”) (TSXV: ITR; NYSE American: ITRG) is pleased to announce financial and operating results for the three months ended June 30, 2026 (the “second quarter” or “Q2 2026”). The Company will host a conference call to discuss second quarter 2026 results on Wednesday, August 12, 2026 at 10:00 AM Eastern Time / 7:00 AM Pacific Time.
(All amounts expressed in United States (“U.S.”) dollars unless otherwise stated)
Second Quarter 2026 Highlights:
•Mined 4.4 million tonnes of ore and 3.6 million tonnes of waste at a strip ratio of 0.81 at the Florida Canyon Mine (the “Florida Canyon Mine” or “Florida Canyon” or the “Mine”) for Q2 2026. As a result, ore mining rates were 48,538 tonnes per day (“tpd”) and total tonnes mined were 87,867 tpd, a record for the Mine.
•Gold production increased 30% quarter-over-quarter to 16,379 ounces, driven by record total material movement, supporting a stronger production profile that is expected to continue through the remainder of the year.
•In Q2 2026, Florida Canyon sold 15,794 gold ounces at an average realized price of $4,426 per gold ounce.
•Quarterly revenue of $70.8 million in Q2 2026, compared to revenue of $61.1 million in Q2 2025.
•Mine operating earnings of $23.4 million in Q2 2026 were comparable to $25.2 million in Q2 2025.
•Q2 2026 adjusted earnings(1) of $13.1 million, or $0.06 per share, was comparable to the $11.8 million, or $0.07 per share recorded in Q2 2025.
•Q2 2026 net earnings of $12.0 million, or $0.06 earnings per share was comparable to $10.6 million, or $0.06 in earnings per share recorded in Q2 2025.
•Cash costs(1) averaged $2,495 per gold ounce and mine-site all in sustaining costs(1) (“Mine-site AISC”) averaged $3,371 per gold ounce in Q2 2026, both impacted by an increase in tonnes mined, stacked and processed to support production, lower gold ounces sold during the first quarter, increased royalties and excise taxes resulting from stronger-than-anticipated gold prices, and higher diesel fuel and explosive costs.
•Operating cash flow of $22.8 million increased from $16.3 million in Q2 2025, primarily driven by a $9.0 million decrease in cash used for working capital, largely driven by a build-up of payables, and partially offset by higher tax payments.
•Free cash flow(1) was $9.3 million, or $0.05 per share, for Q2 2026, a significant improvement from $2.1 million, or $0.01 per share in Q2 2025.
•Cash and cash equivalents of $111.1 million at June 30, 2026, an increase from $63.1 million at December 31, 2025 and benefitting from the $57.5 million bought deal public offering completed in the first quarter of 2026.

•The Company filed its updated Feasibility Study Technical Report (the "Technical Report") and Life of Mine Plan for Florida Canyon dated July 28, 2026, with an effective date of May 31, 2026. The Technical Report outlined a larger scale, longer-life mine with an 8-year mine life, a 74% increase in Proven and Probable Mineral Reserves, a 17% increase in average annual gold production, approximately $0.8 billion in after-tax free cash flow over the life-of-mine, and $601 million after-tax net present value (5%)(“NPV”)(1),(2),(3)
•The largest drill program in Company history is underway at Florida Canyon focused on expanding resources and reserves, extending mine life and testing high-priority near-mine and regional targets to support the operation's long-term resource growth.
•DeLamar entered the federal permitting process under the National Environmental Policy Act ("NEPA") in May 2026 and commenced state-of-good-repair programs on site, including test mining, crush optimization analysis, truck shop refurbishment and general site readiness to shorten the development timeline and reduce execution risk at DeLamar.
•The Company advanced the implementation of its partnership with the Shoshone-Paiute Tribes of the Duck Valley Reservation, including the grant of 517,103 common shares with an aggregate value of $1.5 million in recognition of the parties’ collaborative efforts to advance the DeLamar Project. Continued engagement underway with additional stakeholders across Nevada, Idaho and Oregon, including local communities, civic and non-profit organizations and government officials.
(1)This is a non-GAAP financial measure, please refer to the “Non-GAAP Financial Measures” disclosure at the end of this news release and associated MD&A for a description and calculation of this measure.
(2)Please see notes for Mineral Reserve Estimate on the Company’s website at www.integraresources.com.
(3)NPV discounted to January 1, 2026, and includes cash flows from January 1, 2026 to May 31, 2026. Base case gold prices: 2026 ($4,344/oz), 2027 ($4,414/oz), 2028 ($4,169/oz), 2029 ($3,824), 2030 to 2035 ($3,600/oz).
George Salamis, President, CEO and Director of Integra commented:
“Q2 2026 marked a significant improvement in gold production at Florida Canyon, with a 30% increase over the first quarter. The Company achieved record mining rates for a second consecutive quarter as new mining equipment was integrated into the existing fleet, allowing for increased material movement across the Mine. Approximately 4.2 million tonnes of ore were placed on the heap leach pads during the quarter, a 45% increase over the first quarter, creating a large inventory of recoverable gold ounces that is expected to support stronger gold production through the balance of the year. With ore stacking on the heap leach pad exceeding expectations, the Company is maintaining its full year production guidance of 70,000 to 75,000 ounces of gold.”
“In July, the Company filed the updated Technical Report for Florida Canyon which demonstrates the significant transformation expected at the Mine moving forward. Through strategic investments to expand the mineral reserve base, modernize the mining fleet and integrate future heap leach expansions into the mine plan, we have developed a more stable, longer-life operation with higher annual production and lower long-term operating costs. This executable mine plan will provide a solid foundation for the Company, generating strong cash flow that can be used to advance DeLamar through permitting and development while progressing Nevada North through increasingly advanced economic studies. The operation continues to advance in accordance with the plan we established and the potential we envisaged when we acquired Florida Canyon in late 2024.”

Financial and Operating Highlights
Unit abbreviations in tables: kt = thousand tonnes, g/t = grams per tonne, Au = gold, oz = troy ounce, $000s = thousands of U.S. dollars, $/sh = U.S. dollars per share, $/oz = U.S. dollars per gold ounce, $/oz sold = U.S. dollars per gold ounce sold.

		Three months ended June 30,		Six months ended June 30,
Operating Highlights	Unit	2026	2025	2026	2025
Ore mined	kt	4,417	3,074	7,425	6,096
Waste mined	kt	3,579	2,966	7,480	4,765
Total Mined	kt	7,996	6,040	14,905	10,861

Crushed ore to pad	kt	1,824	1,882	3,609	3,646
Run of mine ore to pad	kt	2,332	1,275	3,406	2,474
Total placed	kt	4,156	3,157	7,015	6,120

Strip ratio	waste/ore	0.81	0.96	1.01	0.78
Ore mined/day	tpd	48,538	33,785	41,021	33,494
Total mined/day	tpd	87,867	66,382	82,350	60,004

Gold
Average grade	g/t	0.23	0.21	0.22	0.22
Recovery	%	57.8%	60.5%	58.5%	60.4%
Produced	oz	16,379	18,087	29,014	37,410
Sold	oz	15,794	18,194	28,312	37,734

		Three months ended June 30,		Six months ended June 30,
Financial Highlights	Unit	2026	2025	2026	2025
Revenue	$ millions	70.8	61.1	132.5	$118.1
Cost of sales	$ millions	(47.4)	(35.9)	(84.3)	$(77.4)
Mine operating earnings	$ millions	23.4	25.2	48.2	$40.7
Earnings for the period	$ millions	12.0	10.6	24.6	$11.6
Earnings per share (basic)	$/share	0.06	0.06	0.12	$0.07
Adjusted earnings for the period(1)	$ millions	13.1	11.8	26.0	$16.2
Adjusted earnings per share (basic)(1)	$/share	0.06	0.07	0.13	$0.10
Operating cash flow	$ millions	22.8	16.3	36.6	$32.0
Operating cash flow per share (basic)	$/share	0.11	0.10	0.18	$0.19
Free cash flow(1)	$ millions	9.3	2.1	12.3	$11.8
Free cash flow per share (basic)	$/share	0.05	0.01	0.06	$0.07
Cash costs(1)	$/oz sold	2,495	1,849	2,463	$1,936
Mine-site AISC(1)	$/oz sold	3,371	2,641	3,344	$2,486
(1)Non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section of this news release.

Financial Position		June 30, 2026	December 31, 2025
Cash and cash equivalents	$ millions	$111.1	$63.1
Working capital(1)	$ millions	$146.5	$92.9
(1)Non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section of this news release.

Florida Canyon Mine
Mining
In Q2 2026, the Company mined 4.4 million tonnes of ore, up 44% from 3.1 million in Q2 2025, and 3.6 million tonnes of waste, up 21% from 3.0 millon in Q2 2025 at a strip ratio of 0.81, 16% lower than 0.96 in Q2 2025. As a result, mining rates averaged 87,867 tpd compared to 66,382 tpd in Q2 2025, representing a record rate of total material movement at the Mine. This mining rate was achieved this quarter due to the new mining equipment integrated into the fleet over the previous two quarters and shorter haul distances.
Production
In Q2 2026, the Company produced 16,379 ounces of gold, compared to 18,087 ounces in Q2 2025. The blending strategy developed in the first quarter of 2026 for N2 ore continues to leach as expected. The Company ramped up mining and heap leach stacking rates through the second quarter of this year and expects to meet its annual gold production guidance of 70,000 to 75,000 ounces.
Average gold process recoveries were 57.8% in Q2 2026 slightly less than the 60.5% recovery achieved in Q2 2025.
Sustaining and Non-sustaining Capital
The second quarter of 2026 continued to mark a capital-intensive period across the Company’s portfolio of assets with several key activities during the quarter. These investments reflect a deliberate focus on de-risking the portfolio and positioning the Company for sustainable production growth.
During Q2 2026, the Company invested $13.5 million in sustaining capital, compared to $14.2 million in Q2 2025. Spending in the second quarter of 2026 reflects the Company's continued reinvestment strategy including new equipment leases, capital stripping, and mobile equipment refurbishments. The Company expects investments in sustaining capital expenditures to continue into the third quarter.
The Company also invested $0.8 million in Q2 2026, in non-sustaining growth capital, comparable to $0.8 million invested in the second quarter of 2025. This spending was primarily directed toward equipment leases for the expanded fleet, engineering and permitting work on Phase IIIC heap leach pad facility and growth-focused drilling programs at the Florida Canyon Mine discussed further in the Exploration section below.
These expenditures are in line with the Company's 2026 Revised Guidance.
Cash Costs and Mine-site AISC
Cash costs averaged $2,495 per ounce in Q2 2026 and Mine-site AISC averaged $3,371 per ounce in Q2 2026. These metrics were impacted by increased mined, stacked and processed tonnes to support production, lower gold ounces sold during the first quarter, increased royalties and excise taxes resulting from stronger-than-anticipated gold prices, and higher diesel fuel and explosive costs. See Guidance Section below for further details on the 2026 revised guidance.
Royalties and excise taxes, which constitute a material component of cash costs and Mine-site AISC, are directly impacted by fluctuations in the gold price. The Company's revised guidance assumed an average gold price of $4,200 per ounce, and a $100 per ounce change in the gold price results in an estimated $7 change to both cash costs and Mine-site AISC.
Florida Canyon Exploration
In Q2 2026, the Company completed 8,501 meters of drilling, totaling 17,055 meters year to date, of its 42,500 meter 2026 growth focused drilling program at Florida Canyon. The 2026 program continues on the success of the 2025 program focusing on four key areas: (1) Resource development at the Florida Canyon Mine Property; (2) underexplored extensions of Florida Canyon Gold mineralization exploration (3) Standard Mine area targets; and (4) green-field exploration targets. The program is specifically designed to support resource and reserve growth and extend mine life at Florida Canyon.
Program expenditures, included in sustaining and non-sustaining capital, totaled $2.3 million in Q2 2026 and $3.8 million in H1 2026.
Florida Canyon Technical Report
The Company released the highlights of an updated Technical Report on June 25, 2026. The Florida Canyon Technical Report highlighted a materially enhanced operation with an 8-year mine life, a 74% increase in Proven and Probable Mineral Reserve, a 17% increase in annual gold production, a $0.8 billion in after-tax free cash flow and a $601 million after-tax NPV. The results of the Florida Canyon 43-101 technical report were released in a press release "Florida Canyon Feasibility Study Delivers Substantial Increase in Mineral Reserve, Gold Production

Over an 8-Year Mine Life and US$0.8 Billion in After-Tax Free Cash Flow" released June 25, 2026. The Technical Report was filed on July 30, 2026.
Development Projects
DeLamar capital and project expenses
In Q2 2026, the Company incurred $5.7 million in exploration and project expenses, largely for engineering and permitting work, and 712 meters of development drilling at the DeLamar Project. In addition, the Company invested $4.6 million in mineral property, plant, and equipment at DeLamar, including $2.2 million for permitting and engineering activities, and $2.0 million in de-risking activities, of which $1.7 million was for securing equipment.
DeLamar permitting
Integra’s 2025 DeLamar Project Mine Plan of Operations ("MPO") Version 4.3 was submitted to the BLM on May 1, 2026. The MPO Version 4.3 is the project proposed action and will serve as the basis for BLM’s environmental review of the DeLamar Project under NEPA. The BLM's NEPA process initiated with the publishing of the Notice of Intent on May 29, 2026, initiating a 30-day public scoping process to identify environmental concerns (issues) associated with project implementation. Environmental effects analysis of the DeLamar Project and a no action alternative will be issued in an Environmental Impact Statement ("EIS") and accompanying record of decision, anticipated in H2 2027. In the EIS, the BLM will identify a preferred alternative and any required mitigation measures required for the DeLamar Project implementation. Following the NEPA process, a final revised MPO will be prepared that incorporates the preferred alternative and any identified mitigation measures. Once all applicable federal, state and local permits are obtained, the DeLamar Project will commence construction.
The DeLamar Project was selected for inclusion in the U.S. Federal Permitting Improvement Steering Council FAST-41 transparency projects program January 13, 2026. The FAST-41 transparency project program is a federal permitting framework designed to streamline environmental reviews, improve interagency coordination, and increase transparency. Agencies must develop and maintain a coordinated, project-specific timetable for all required environmental review and permitting actions. Integra will be designated a dedicated project advisor from the Permitting Council, who will monitor the advancement of the project and support active engagement and coordination across multiple regulatory agencies. The Permitting Council provides high-level oversight to ensure that federal agencies adhere to established timetables. The DeLamar Project’s permitting timeline posted to the FAST-41 project dashboard highlights an accelerated 15 month NEPA schedule from start to finish.
The Company completed its feasibility study for the DeLamar Project with an effective date December 8, 2025. The feasibility study for DeLamar confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and a high rate of return. The feasibility study outlines total production of 1.1 million ounces of gold equivalent (“AuEq”) over a 10-year operating mine life (plus two years of residual leaching), resulting in an average annual production profile of 106,000 ounces AuEq per annum at a co-product Mine-site AISC of $1,480 per ounce (“/oz”) AuEq. Initial capital cost are $389 million, including $38 million of owners’ cost, and sustaining capital of $305 million over the mine life. The DeLamar Project generates an after-tax NPV of approximately $774 million with an after-tax internal rate of return (“IRR”) of 46% at base case gold and silver prices of $3,000/oz and $35/oz, respectively. After-tax NPV improves to approximately $1.9 billion and after-tax IRR to 97% using recent gold and silver prices of $4,500/oz and $65/oz, respectively.
2026 Revised Guidance and Outlook
The Company revised its 2026 Mine-site AISC guidance at Florida Canyon on June 25, 2026. The adjustment to Mine-site AISC is primarily attributed to an increase in the tonnes, mined, stacked and processed to support production, lower gold ounces sold during H1 2026, increased royalties and excise taxes resulting from stronger-than-anticipated gold prices, and higher diesel fuel and explosive costs.
The Company is also revising its 2026 total cash costs per ounce guidance to reflect the cost drivers impacting Mine-site AISC, and its 2026 non-sustaining capital expenditures guidance to reflect improvements included in the Technical Report including advancing heap leach pad construction which was originally planned for future years.

The Company has revised 2026 guidance as follows:

	Unit (1)	Original Guidance Range	Change	Revised Guidance Range
Florida Canyon Mine
2026 Total Cash Cost(2)	$/oz sold	$1,900 - $2,100	$400	$2,300 - $2,500
2026 Mine-Site All-In Sustaining Costs (“AISC”)(2)	$/oz sold	$2,750 - $2,950	$550	$3,300 - $3,500
2026 Non-Sustaining (Growth) Capital Expenditures	$m	$7.5 - $9.5	$9	$16.5 - $18.5
(1)Unit abbreviations: oz = troy ounce, $/oz sold = U.S. dollars per gold ounce sold, $m = million of U.S. dollars
(2)This is a non-GAAP financial measure, please refer to the “Non-GAAP Financial Measures” disclosure at the end of this news release and associated MD&A for a description and calculation of this measure. Calculation revised using an assumed average gold price of $4,200 per ounce; a $100 per ounce change in the gold price is estimated to result in an approximately $7 change in each metric.
Selected Q2 Financial Results
Revenue
In Q2 2026 the Company sold 15,794 ounces of gold at average realized prices of $4,426 per ounce of gold generating revenue of $70.8 million, compared to 18,194 ounces at average realized prices of $3,332 per ounce in Q2 2025, resulting in revenues of $61.1 million.
Net Earnings
During the three months ended June 30, 2026, net earnings were $12.0 million comparable to net earnings of $10.6 million for the same period in 2025. The net earnings in Q2 2026 largely resulted from strong mine operating earnings supported by strong average realized gold prices.
Q2 2026 adjusted earnings of $13.1 million, or $0.06 per share, was comparable to adjusted earnings of $11.8 million or $0.07 per share in Q2 2025.
Cash Flow
Cash flows provided by operations in Q2 2026 totaled $22.8 million, an increase of $6.5 million compared to the $16.3 million generated in Q2 2025. The primary driver of this increase is related to a $9.0 million increase in cash generated from working capital, largely driven by a build-up of payables, partially offset by $4.7 million in increased income taxes paid during the quarter.
During the second quarter, the Company made payments of $18.9 million for mineral properties, plant and equipment, and leases. This increased from payments of $15.2 million for mineral property, plant and equipment, and leases made in Q2 2025, which were related to sustaining capital expenditures at Florida Canyon.
Q2 2026 free cash flow generated of $9.3 million, or $0.05 per share, a significant improvement from the $2.1 million, or $0.01 per share, generated in Q2 2025.
Financial Position
As at June 30, 2026, the Company had a cash and cash equivalent balance of $111.1 million, an increase of $48.0 million from $63.1 million at December 31, 2025.
The Company’s working capital was $146.5 million on June 30, 2026, reflecting a $53.6 million increase from December 31, 2025. This improvement was largely attributable to a $48.0 million increase in cash, benefiting from the $57.5 million bought deal public offering.
Health, Safety and Environment
Integra experienced zero fatalities and one lost time injury in Q2 2026. Three MSHA-reportable injuries occurred at Florida Canyon in Q2 2026. The 2026, year-to-date total reportable incident frequency rate ("TRIFR") at Florida Canyon was 1.6 compared to 2.3 for H1 2025.

Integra experienced one quarterly reportable spill (one year-to-date), zero immediately reportable spills (zero year-to-date) and one minor reportable permit noncompliances for the quarter (three year-to-date), all at Florida Canyon.
Financial Statements
Integra’s consolidated financial statements and management’s discussion and analysis as at and for the three and six months ended June 30, 2026, are available on the Company’s website at www.integraresources.com, and under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Hard copies of the financial statements are available free of charge upon written request to info@integraresources.com.
Q2 2026 Conference Call and Webcast Details
The Company will host a conference call and webcast on Wednesday, August 12, 2026 at 10:00 AM Eastern Time / 7:00 AM Pacific Time to review its financial and operating results for the second quarter of 2026. Details for the conference call and webcast are included below.
Dial-In Numbers / Webcast:
Conference ID: 4645464
Toll Free: (800) 715-9871
Toll: +1 (646) 307-1963
Webcast: https://events.q4inc.com/attendee/102640394
About Integra Resources Corp.
Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.
ON BEHALF OF THE BOARD OF DIRECTORS
George Salamis
President, CEO and Director
CONTACT INFORMATION
Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: +1 (604) 416-0576
Qualified Person
The scientific and technical information contained in this news release has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”)
Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

Average realized gold price
Average realized gold price per ounce is calculated by dividing the Company’s gross revenue from gold sales for the relevant period by the gold ounces sold, respectively. The Company believes the measure is useful in understanding the gold prices realized by the Company throughout the period. The following table reconciles revenue and gold sold during the period with average realized prices:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Gold revenue	$69,898	$60,620	$130,655	$117,050
Gold ounces sold during the period	15,794	18,194	28,312	37,734
Average realized gold price (per oz sold)	$4,426	$3,332	$4,615	$3,102
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Payments for mineral properties, plant and equipment	$10,880	$13,004	$19,856	$16,789
Payments for equipment leases	3,399	2,007	6,991	4,241
Total capital expenditures	14,279	15,011	26,847	21,030
Less: Non-sustaining capital expenditures	(811)	(817)	(2,599)	(817)
Sustaining capital expenditures	$13,468	$14,194	$24,248	$20,213
Free cash flow
Free cash flow, a non-GAAP financial metric, subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Operating cash flow	$22,798	$16,305	$36,596	$32,037
Less: sustaining capital expenditures	(13,468)	(14,194)	(24,248)	(20,213)
Free cash flow	$9,330	$2,111	$12,348	$11,824
Free cash flow per share (basic)	$0.05	$0.01	$0.06	$0.07
Weighted average shares outstanding (basic)	202,481	168,930	198,169	168,820
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses this measure to assess its operational efficiency and short-term financial position.

Operating margin
Operating margin is calculated as mine operating earnings divided by revenue. The Company uses Operating Margin as a measure of the Company's profitability. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue	$70,797	$61,072	$132,521	$118,097
Mine operating earnings	23,367	25,210	48,218	40,694
Operating margin	33%	41%	36%	34%
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and it is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Operating cash flow	$22,798	$16,305	$36,596	$32,037
Change in working capital	(5,296)	3,682	3,331	250
Operating cash flow before change in working capital	$17,502	$19,987	$39,927	$32,287
Operating cash flow per share (basic)	$0.11	$0.10	$0.18	$0.19
Operating cash flow before change in working capital per share (basic)	$0.09	$0.12	$0.20	$0.19
Weighted average shares outstanding (basic)	202,481	168,930	198,169	168,820

Cash costs
Cash costs are a non-GAAP financial metric which includes production costs, and government royalties. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.
AISC
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Production costs	$35,751	$28,299	$63,045	$62,781
Royalties and excise taxes	4,492	4,185	8,391	7,917
Fair value adjustment to production costs on sale of acquired inventories (1)	67	1,615	161	3,385
Less: Silver revenue	(899)	(452)	(1,866)	(1,047)
Total cash costs	39,411	33,647	69,731	73,036
Reclamation accretion expense	358	210	691	567
Sustaining capital expenditures	13,468	14,194	24,248	20,213
Mine-site AISC	$53,237	$48,051	$94,670	$93,816
General and administrative expenses	1,485	1,862	4,449	3,536
Share-based compensation	956	610	1,325	961
Total AISC	$55,678	$50,523	$100,444	$98,313
Gold ounces sold (oz)	15,794	18,194	28,312	37,734
Cash costs (per Au sold)	$2,495	$1,849	$2,463	$1,936
Mine-site AISC (per Au sold)	$3,371	$2,641	$3,344	$2,486
AISC (per Au sold)	$3,525	$2,777	$3,548	$2,605
(1)This non-cash adjustment to production costs for the three and six months ended June 30, 2026, results from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.

Adjusted earnings
Adjusted earnings and adjusted basic earnings per share (collectively, "Adjusted Earnings") are presented to remove items that are unrelated to ongoing operations. These metrics do not have a standardized definition under IFRS Accounting Standards and should not be considered as a substitute for results prepared in accordance with IFRS Accounting Standards. Other companies may calculate Adjusted Earnings differently. Adjusted Earnings excludes the tax-effected impact of transaction and integration costs, unrealized gains and losses on foreign currency derivative contracts, gains or losses from the disposal of mineral properties, plant and equipment, and deferred taxes.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net earnings	$12,002	$10,642	$24,551	$11,625
Increase (decrease) due to:
Transaction and integration costs	—	36	—	2,131
Fair value adjustment to production costs on sale of acquired inventories (1)	(67)	(1,615)	(161)	(3,385)
Unrealized (gains) losses on derivatives	(1)	1,888	(476)	4,971
(Gain) loss on disposal of mineral properties, plant and equipment	(780)	15	(469)	51
Current tax effect from adjusting items	(211)	—	(127)	—
Deferred tax expense	2,122	806	2,638	813
Adjusted earnings	$13,065	$11,772	$25,956	16,206
Weighted average shares outstanding (in 000's) Basic	202,481	168,930	198,169	168,820
Adjusted basic earnings per share	$0.06	$0.07	$0.13	$0.10
(1)This non-cash adjustment to production costs for the three and six months ended June 30, 2026 and June 30, 2025, results from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.
Forward-looking Statements
Certain information set forth in this news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition. Forward-looking statements relate, but are not limited, to: the planned exploration, development and mining activities and expenditures of the Company, including estimated production, cash costs, all-in sustaining costs and capital expenditures; the estimation, realization and growth of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Company's projects; magnitude or quality of mineral deposits; anticipated advancement, timing and results of permitting for the Company's projects; benefits of non-GAAP measures; anticipated advancement of the Company's projects and future exploration prospects; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; and future growth potential of the Company's projects. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, ‘believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's abilities to complete its planned exploration and development programs; the absence of adverse conditions at the Company's projects; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This list in not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions and have attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in the Company's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and on the EDGAR issuer profile for the Company at www.sec.gov.
Investors are cautioned not to put undue reliance on forward-looking statements. The forward looking-statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves
NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.
Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.